Exhibit 99.1

Interim Consolidated Financial Statements of Alithya Group inc. For the three and nine months ended December 31, 2021 and 2020 (unaudited)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

		For the three months ended December 31,		For the nine months ended December 31,
(in thousands of Canadian dollars, except per share data) (unaudited)		2021	2020	2021	2020
	Notes	$	$	$	$
Revenues		109,713	70,606	317,911	209,672
Cost of revenues		81,456	50,178	232,841	150,109
Gross margin		28,257	20,428	85,070	59,563

Operating expenses
Selling, general and administrative expenses	11	25,002	20,421	72,634	59,983
Business acquisition and integration costs		857	500	5,489	1,603
Depreciation	11	1,400	900	4,200	2,709
Amortization of intangibles	5	3,438	2,703	10,268	9,249
Foreign exchange loss (gain)		(27)	47	(1)	399
		30,670	24,571	92,590	73,943
Operating loss		(2,413)	(4,143)	(7,520)	(14,380)
Net financial expenses	12	1,203	870	3,227	2,425
Gain on recovery of note receivable		—	—	—	(660)
Loss before income taxes		(3,616)	(5,013)	(10,747)	(16,145)
Income tax expense (recovery)
Current		62	(185)	(134)	1,050
Deferred		(192)	(35)	(2,318)	(2,382)
		(130)	(220)	(2,452)	(1,332)
Net loss		(3,486)	(4,793)	(8,295)	(14,813)
Basic and diluted loss per share	10	(0.04)	(0.08)	(0.10)	(0.25)

The accompanying notes are an integral part of these interim consolidated financial statements.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2021 and 2020	| 3

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		December 31,	March 31,
(in thousands of Canadian dollars) (unaudited)		2021	2021
	Notes	$	$
Assets
Current assets
Cash		8,679	6,903
Restricted cash		3,248	—
Accounts receivable and other receivables		93,168	69,363
Income taxes receivable		—	642
Unbilled revenues		13,916	9,924
Tax credits receivable		9,173	4,936
Prepaids		2,737	3,923
		130,921	95,691
Non-current assets
Restricted cash		—	3,233
Tax credits receivable		9,370	7,809
Property and equipment		9,962	8,449
Right-of-use assets	4	13,238	11,118
Intangibles	5	79,204	36,590
Deferred tax assets		7,977	7,465
Goodwill	6	113,785	72,906
		364,457	243,261

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities		74,559	51,571
Deferred revenues		15,047	10,288
Income taxes payable		337	—
Current portion of lease liabilities	4	2,792	1,923
Current portion of long-term debt	7	22,249	35,134
		114,984	98,916
Non-current liabilities
Long-term debt	7	39,304	19,817
Lease liabilities	4	15,259	13,536
Deferred tax liabilities		12,223	2,980
		181,770	135,249
Shareholders' equity
Share capital	8	279,216	197,537
Deficit		(104,491)	(96,190)
Accumulated other comprehensive income (loss)		(52)	(508)
Contributed surplus		8,014	7,173
		182,687	108,012
		364,457	243,261

The accompanying notes are an integral part of these interim consolidated financial statements.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2021 and 2020	| 4

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the nine months ended December 31, (in thousands of Canadian dollars, except share data) (unaudited)
	Notes	Shares outstanding	Share capital	Deficit	Accumulated other comprehensive income (loss)	Contributed surplus	Total
		Number	$	$	$	$	$
Balance at March 31, 2021		58,695,438	197,537	(96,190)	(508)	7,173	108,012
Net loss		—	—	(8,295)	—	—	(8,295)
Other comprehensive income		—	—	—	456	—	456
Total comprehensive loss		—	—	(8,295)	456	—	(7,839)
Share-based compensation		—	—	—	—	1,349	1,349
Share-based compensation granted on business acquisition	8	—	—	—	—	1,343	1,343
Issuance of Subordinate Voting Shares in consideration of the acquisition of R3D Consulting Inc.	8	25,182,676	80,585	—	—	—	80,585
Shares repurchased for cancellation	8	(230,600)	(761)	(6)	—	—	(767)
Issuance of Subordinate Voting Shares pursuant to vesting of share-based compensation granted on business acquisitions	8	534,132	1,849	—	—	(1,849)	—
Issuance of Subordinate Voting Shares from exercise of stock options	8	1,500	6	—	—	(2)	4
Total contributions by, and distributions to, shareholders		25,487,708	81,679	(6)	—	841	82,514
Balance as at December 31, 2021		84,183,146	279,216	(104,491)	(52)	8,014	182,687

Balance as at March 31, 2020		58,073,517	195,335	(78,780)	6,123	4,691	127,369
Net loss		—	—	(14,813)	—	—	(14,813)
Other comprehensive loss		—	—	—	(5,714)	—	(5,714)
Total comprehensive loss		—	—	(14,813)	(5,714)	—	(20,527)
Share-based compensation		—	—	—	—	1,154	1,154
Issuance of Subordinate Voting Shares pursuant to vesting of share-based compensation granted on business acquisitions		157,882	600	—	—	2,876	3,476
Repurchase of equity interests issued on business acquisitions		—	—	(72)	—	(1,204)	(1,276)
Issuance of Subordinate Voting Shares from settlement of DSU		7,718	32	—	—	(32)	—
Total contributions by, and distributions to, shareholders		165,600	632	(72)	—	2,794	3,354
Balance as at December 31, 2020		58,239,117	195,967	(93,665)	409	7,485	110,196

The accompanying notes are an integral part of these interim consolidated financial statements.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2021 and 2020	| 5

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the three months ended December 31,		For the nine months ended December 31,
(in thousands of Canadian dollars) (unaudited)	2021	2020	2021	2020
	$	$	$	$
Net loss	(3,486)	(4,793)	(8,295)	(14,813)
Other comprehensive loss
Items that may be classified subsequently to profit or loss
Cumulative translation adjustment on consolidation of foreign subsidiaries	(171)	(2,316)	456	(5,714)
	(171)	(2,316)	456	(5,714)
Comprehensive loss	(3,657)	(7,109)	(7,839)	(20,527)

The accompanying notes are an integral part of these interim consolidated financial statements.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2021 and 2020	| 6

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three months ended December 31,		For the nine months ended December 31,
(in thousands of Canadian dollars) (unaudited)		2021	2020	2021	2020
	Notes	$	$	$	$
Operating activities
Net loss		(3,486)	(4,793)	(8,295)	(14,813)
Items not affecting cash
Depreciation and amortization		4,838	3,603	14,468	11,958
Amortization of finance costs	12	82	63	211	179
Share-based compensation		841	1,406	2,692	4,629
Unrealized foreign exchange loss (gain)		(17)	(124)	131	(430)
Foreign exchange gain on repayment of long-term debt		(4)	—	(26)	(610)
Forgiveness of PPP loan		—	(609)	(5,868)	(609)
Interest accretion on balances of purchase payable	12	216	208	635	627
Loss on disposal of property and equipment		—	—	—	204
Other		28	(6)	88	(128)
Deferred taxes		(192)	(35)	(2,318)	(2,382)
Changes in non-cash working capital items	13	7,842	1,176	1,433	2,940
		13,634	5,682	11,446	16,378
Net cash from operating activities		10,148	889	3,151	1,565

Investing activities
Additions to property and equipment		(450)	(985)	(1,186)	(1,744)
Additions to intangibles		—	(160)	—	(166)
Restricted cash		(5)	(5)	(15)	(1,016)
Business acquisition, net of cash acquired	3	—	—	(401)	—
Repurchase of equity interests issued on business acquisitions		—	(1,276)	—	(1,276)
Net cash used in investing activities		(455)	(2,426)	(1,602)	(4,202)

Financing activities
Increase in long-term debt, net of related transaction costs		8,353	9,298	61,644	44,519
Repayment of long-term debt		(31,550)	(6,607)	(58,791)	(41,127)
Exercise of stock options	8	4	—	4	—
Repayment of lease liabilities		(696)	(332)	(1,834)	(886)
Shares repurchased for cancellation	8	(677)	—	(767)	—
Lease incentives		—	—	—	917
Net cash (used in) from financing activities		(24,566)	2,359	256	3,423

Effect of exchange rate changes on cash		(10)	(66)	(29)	(167)
Net change in cash		(14,883)	756	1,776	619
Cash, beginning of period		23,562	8,673	6,903	8,810
Cash, end of period		8,679	9,429	8,679	9,429
Cash paid (included in cash flow (used in) from operating activities)
Interest paid		822	334	2,188	1,216
Income taxes paid (recovered)		224	136	(446)	327

The accompanying notes are an integral part of these interim consolidated financial statements.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2021 and 2020	| 7

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
1. GOVERNING STATUTES AND NATURE OF OPERATIONS
Alithya Group inc. (“Alithya” or the “Company”) and its subsidiaries (collectively with Alithya, the “Group”) are leaders in strategy and digital transformation. Alithya's integrated offer is based on four pillars of expertise: business strategies, enterprise cloud solutions, application services, and data and analytics. The Group deploys leading-edge solutions, services, and skills to develop tools designed to meet the unique needs of customers in a variety of sectors, including financial services, manufacturing, renewable energy, telecommunications, transportation and logistics, professional services, healthcare, and government.
The Company’s Class A subordinate voting shares (the “Subordinate Voting Shares”) trade on the Toronto Stock Exchange (“TSX”) and on the NASDAQ Capital Market (“NASDAQ”) under the symbol “ALYA”.
The Company is the Group’s ultimate parent company and its head office is located at 1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, Canada, H3B 3A5.
2. BASIS OF PREPARATION
Statement of Compliance
These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards ("IFRS"), and should be read in conjunction with the annual audited consolidated financial statements for the year ended March 31, 2021. The Company applied the accounting policies adopted in the most recent annual audited consolidated financial statements for the year ended March 31, 2021, except for changes as detailed below.
The Company’s revenues are subject to seasonal variations. Revenues have historically been lower during the second quarter, however in the current year, revenues did not follow historical patterns due to revenues from an acquired business (note 3).
These interim consolidated financial statements were approved and authorized for issue by the Board of Directors (the “Board”) on February 9, 2022.
Basis of Measurement
The interim consolidated financial statements have been prepared on an accrual basis and under the historical cost basis except for:
•Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination which are generally measured initially at their fair values at the acquisition date;
•Lease obligations, which are initially measured at the present value of the lease payments that are not paid at the lease commencement date; and
•Equity classified share-based payment arrangements which are measured at fair value at grant date pursuant to IFRS 2, Share-Based Payment.
INTANGIBLES
Intangible assets consist mainly of customer relationships, non-compete agreements, internal-use business solutions and software licenses and tradenames. Internal use business solutions and software licenses (“Software”) are recorded at cost. In addition, internal-use business solutions developed internally are capitalized when they meet specific capitalization criteria related to technical and financial feasibility and when the Group demonstrates its ability and intention to use them. Amortization of internal-use business solutions commences once the solution is available for use. Customer relationships, internal-use business solutions and software licenses acquired through business combinations are initially recorded at their fair value. The Group amortizes its intangible assets using the straight-line method, or a method that reflects the pattern in which the asset's future economic benefits are expected to be consumed, over their estimated useful lives, as follows:

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2021 and 2020	| 8

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. BASIS OF PREPARATION (CONT'D)

	Method	Period
Customer relationships	Straight line/ Economic consumption	3 - 10 years or based on the term of the underlying contracts
Non-compete agreements	Straight line	3 - 10 years
Software	Straight line	3 years
Tradenames	-	Indefinite

The residual value, depreciation method and useful life of each asset are reviewed at least once a year, at the reporting date.
CAPITAL STOCK
Share repurchase plan
When the Company repurchases its own shares, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. When the shares are cancelled, the excess of the consideration paid over the average stated value of the shares purchased for cancellation is charged to the deficit.
SHARE-BASED COMPENSATION PLANS
Long-term incentive plan (the "Plan")
The Company operates a Plan for eligible employees and directors of the Company and its subsidiaries which provides for various types of awards, including equity-settled stock options, deferred share units (“DSUs”), restricted share units (“RSUs”) and performance share units (“PSUs”). The Board, at its discretion, may elect to settle the RSUs and PSUs in the form of a cash payment. The Company accounts for the RSUs and PSUs as equity-settled awards as the Board intends to settle these awards through the issuance of capital stock.
The fair value of the share-based expense is based on the grant date fair value of the award expected to vest over the vesting period with a corresponding adjustment through contributed surplus. Forfeitures are estimated at the time of the grant and are included in the measurement of the expense and are subsequently adjusted to reflect actual events. For awards with graded vesting, the fair value of each tranche is recognized on a straight-line basis over its vesting period.
Any consideration paid by participants on exercise of stock options is credited to capital stock together with any related share-based compensation expense originally recorded in contributed surplus.
When DSUs, RSUs and PSUs are settled, the recorded fair value of the award is removed from contributed surplus and credited to capital stock.
Performance share units
Under the Plan, the Board, subject to the provisions of the Plan and such other terms and conditions, may grant PSUs to obtain Subordinate Voting Shares to qualified employees and directors of the Company and its subsidiaries. The terms and conditions of each PSU grant, including market and non-market performance goals, are determined by the Board. For the portion of PSUs that are issuable based on market performance conditions, the amount of PSUs recognized as an expense is adjusted based on an estimate of fair value measured using a Monte Carlo model considering market performance conditions at grant date. For the portion of the PSUs that are issuable based on non-market conditions, the amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2021 and 2020	| 9

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. BASIS OF PREPARATION (CONT'D)
NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE
IAS 1 - Presentation of Financial Statements
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. In July 2020, the IASB issued final amendments to defer the effective date to annual periods beginning on or after January 1, 2023. Early adoption is permitted. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity. Management is currently assessing, but has not yet determined, the impact of this new standard on the Group’s consolidated financial statements.
Amendments to IAS 37 - Onerous Contracts, Cost of Fulfilling a Contract
On May 14, 2020, the IASB published Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37), which specifies which costs a company includes when assessing whether a contract will be loss-making. The amendments are effective for annual periods beginning on or after January 1, 2022 and applicable to contracts existing at the date when the amendments are first applied. At the date of the initial application, the cumulative effect of applying the amendments is recognized as an opening balance adjustment to retained earnings or other components of equity as appropriate. The comparatives are not restated. Management is currently assessing, but has not yet determined, the impact on the Group’s consolidated financial statements.
Amendments to IAS 12 - Income Taxes
On May 7, 2021, the IASB issued amendments to IAS 12 - Income Taxes to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will be required to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The amendments apply for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. Management is currently evaluating the impact of this standard on its consolidated financial statements.
3. BUSINESS COMBINATION
Alithya IT Services Inc.
Overview
On April 1, 2021, the Company acquired all of the outstanding shares of R3D Consulting Inc. (now Alithya IT Services Inc.) ("Alithya IT" or "R3D") (the “R3D Acquisition”), a private Québec firm that specializes in digital solutions.
The purchase price was paid by the issuance of 25,182,676 Subordinate Voting Shares of the Company, at a value of $3.20 per share, which was the closing share price on the TSX on April 1, 2021, cash of $978,000 and assumption of accounts payable and accrued liabilities and long-term debt of $45,000 and $8,887,000, respectively, on the closing date. The accounting for this acquisition and the purchase price allocation have been measured on a provisional basis as the fair value of the intangible assets and right-of-use assets are pending completion of an independent valuation.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2021 and 2020	| 10

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. BUSINESS COMBINATION (CONT'D)
The fair value of the assets acquired, liabilities assumed, and the purchase consideration is preliminary pending completion of their valuation. Should new information, obtained within one year of the date of acquisition, about the facts and circumstances that existed at the date of the R3D Acquisition, result in adjustments to the below amounts, or require additional provisions for conditions that existed at the date of the R3D Acquisition, the fair value will then be revised. The R3D Acquisition is being accounted for using the acquisition method of accounting.
For the three and nine months ended December 31, 2021, the Company incurred acquisition-related costs of approximately nil and $1,646,000. These costs have been recorded in the consolidated statement of operations in business acquisition and integration costs.
Purchase Price Allocation
The preliminary allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of Alithya IT Services Inc.	$
Current assets
Cash	577
Accounts receivable and other receivables	10,165
Unbilled revenues	7,169
Prepaids	91
18,002
Non-current assets
Tax credits receivable	3,234
Property and equipment	2,207
Right-of-use assets	4,212
Intangibles	52,777
Deferred tax assets	763
Goodwill	40,627
Total assets acquired	121,822

Current liabilities
Accounts payable and accrued liabilities	15,070
Income taxes payable	155
Deferred revenues	125
Current portion of lease liabilities	592
Current portion of long-term debt	8,887
24,829
Non-current liabilities
Lease liabilities	3,620
Deferred tax liabilities	11,810
Total liabilities assumed	40,259

Net assets acquired	81,563

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2021 and 2020	| 11

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. BUSINESS COMBINATION (CONT'D)
Goodwill
The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce and expected synergies from the integration of Alithya IT into the Group's existing business. The Company does not expect the goodwill to be deductible for income tax purposes.
Consideration paid
The following table summarizes the acquisition date fair value of each class of consideration as follows:

Acquisition of Alithya IT Services Inc.	$
Cash paid	978
Issuance of 25,182,676 Subordinate Voting Shares	80,585
Total consideration transferred	81,563

Alithya IT 's contribution to the Group results
For the three and nine months ended December 31, 2021, the Alithya IT business contributed revenues of approximately $15,441,000 and $51,002,000, respectively. For the three and nine months ended December 31, 2021, the Alithya IT business contributed to the consolidated net loss of the Group, a loss in the amount of $775,000 and $4,595,000, respectively, including amortization, primarily related to the acquired customer relationships, of $1,267,000 and $3,805,000, respectively, and acquisition and integration costs of $201,000 and $3,683,000, respectively. Since the R3D Acquisition, all new contracts and all new employees related to the acquired business are being recorded in other Canadian entities of the Group, in preparation for its administrative integration which has resulted in a gradual transition of the activity levels within the acquired legal entity.
4. LEASES
Right-of-use assets
The following right-of-use assets relate to right-of-use real estate:

As at	December 31, 2021	March 31, 2021
	$	$
Beginning balance as at April 1, 2021 and 2020	11,118	11,492
Additions	4,439	2,611
Depreciation	(2,309)	(1,906)
Reassessment	—	(830)
Lease inducement allowance	—	28
Exchange rate effect	(10)	(277)
Ending balance	13,238	11,118

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2021 and 2020	| 12

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
4. LEASES (CONT'D)
Lease liabilities

As at	December 31, 2021	March 31, 2021
	$	$
Beginning balance as at April 1, 2021 and 2020	15,459	13,232
Additions	4,439	2,611
Lease payments	(2,351)	(1,992)
Lease incentives	—	2,243
Lease interest	517	595
Reassessment	—	(830)
Concession	—	(110)
Exchange rate effect	(13)	(290)
Ending balance	18,051	15,459
Current portion	2,792	1,923
	15,259	13,536

Contractual lease payments under the lease liabilities as at December 31, 2021 are as follows:

As at	December 31, 2021
$
Less than one year	3,403
One to two years	3,369
Two to five years	8,704
More than five years	4,828
Total undiscounted lease payments at period end	20,304

Amounts recognized in net loss

	For the three months ended December 31,		For the nine months ended December 31,
	2021	2020	2021	2020
	$	$	$	$
Interest on lease liabilities	167	155	517	445
Variable lease payments	635	573	2,118	1,981
	802	728	2,635	2,426

Total cash outflow for leases for the three and nine months ended December 31, 2021 was $1,498,000 and $4,469,000, respectively, and $1,060,000 and $3,312,000 for the three and nine months ended December 31, 2020, respectively.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2021 and 2020	| 13

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
5. INTANGIBLES

As at	December 31, 2021				March 31, 2021
	Customer relationships	Software	Non-Compete Agreements	Total	Customer relationships	Software	Non- compete agreements	Total
	$	$	$	$	$	$	$	$
Cost	67,720	4,334	6,902	78,956	73,722	4,377	7,530	85,629
Additions, purchased	—	2	—	2	—	7	—	7
Additions through business acquisition (note 3)	52,777	—	—	52,777	—	—	—	—
Additions, internally generated	—	—	—	—	—	159	—	159
Disposals / retirements	—	—	—	—	(2,933)	(29)	(237)	(3,199)
Foreign currency translation adjustment	90	1	12	103	(3,069)	(180)	(391)	(3,640)
Subtotal	120,587	4,337	6,914	131,838	67,720	4,334	6,902	78,956
Accumulated amortization	38,033	2,471	1,862	42,366	31,970	1,242	613	33,825
Amortization	8,501	755	1,012	10,268	8,996	1,258	1,485	11,739
Disposals / retirements	—	—	—	—	(2,933)	(29)	(236)	(3,198)
Subtotal	46,534	3,226	2,874	52,634	38,033	2,471	1,862	42,366
Net carrying amount	74,053	1,111	4,040	79,204	29,687	1,863	5,040	36,590

6. GOODWILL

As at	December 31, 2021
	Canada	ADT	France	EPM US	ERP US	Total
	$	$	$	$	$	$
Beginning balance as at April 1, 2021	26,950	7,694	137	8,915	29,210	72,906
Business acquisition (note 3)	40,627	—	—	—	—	40,627
Foreign currency translation adjustments	—	—	(4)	60	196	252
Net carrying amount	67,577	7,694	133	8,975	29,406	113,785

As at	March 31, 2021
	Canada	ADT	France	EPM US	ERP US	Total
	$	$	$	$	$	$
Beginning balance as at April 1, 2020	26,950	7,694	150	10,012	32,802	77,608
Foreign currency translation adjustments	—	—	(13)	(1,097)	(3,592)	(4,702)
Net carrying amount	26,950	7,694	137	8,915	29,210	72,906

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2021 and 2020	| 14

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
7. LONG-TERM DEBT
The following table summarizes the Group’s long-term debt:

As at	December 31,	March 31,
	2021	2021
	$	$
Senior secured revolving credit facility (the "Credit Facility") (a)	25,773	31,023
Secured loans (b)	8,596	—
Subordinated unsecured loan (c)	10,000	—
Balance of purchase payable with a nominal value of $3,100,000, non-interest bearing (5.8 % effective interest rate) payable April 3, 2022	3,072	2,988
Balance of purchase payable with a nominal value of $1,800,000, non-interest bearing (6.0 % effective interest rate), payable on October 1, 2022	1,723	1,649
Balance of purchase payable with a nominal value of $8,638,000 (US$6,825,000), non-interest bearing (6.0 % effective interest rate), payable on December 13, 2022	8,172	7,770
Balance of purchase payable with a nominal value of $3,259,000, non-interest bearing (5.7 % effective interest rate) payable on February 1, 2022	3,244	3,112
Unsecured promissory notes (US$ nil; March 31, 2021 US$4,800,000) (d)	—	6,034
Deferral of employment tax payments (US$979,000) (e)	1,239	2,361
Other	141	213
Unamortized transaction costs (net of accumulated amortization of $687,000 and $477,000)	(407)	(199)
	61,553	54,951
Current portion of long-term debt	22,249	35,134
	39,304	19,817

(a) The Credit Facility is available to a maximum amount of $70,000,000, and can be drawn in Canadian and the equivalent amount in U.S. dollars. It is available in prime rate advances, LIBOR advances, bankers’ acceptances and letters of credit up to $2,500,000.
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.25% to 0.75%, or bankers’ acceptances or LIBOR rates, plus an applicable margin ranging from 1.50% to 2.00%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on threshold limits for certain financial ratios.
On January 27, 2022, the Credit Facility was amended and is now available to a maximum amount of $125,000,000. The advances will bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.25% to 1.00%, or bankers’ acceptances or SOFR rates, plus an applicable margin ranging from 1.50% to 2.25%, as applicable for Canadian and U.S. advances, respectively.
As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding any leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits. Under the terms of the agreement, the Group is required to maintain certain financial covenants which are measured on a quarterly basis. The amended Credit Facility matures April 1, 2024 and is renewable for additional one-year periods at the lender’s discretion.
(b) On November 24, 2021, the Group entered into secured loans with Investissement Québec to finance its 2021 and 2022 refundable tax credits to a maximum of the lesser of 90% of the eligible refundable tax credit or $4,670,000 and $5,832,000, for 2021 and 2022, respectively. The secured loans bear interest at the Canadian prime rate plus 1.00% and are secured by a first ranking hypothec on the universality of the financed refundable tax credits and a subordinated ranking hypothec on accounts receivable and other receivables. The secured loans are repayable on the earlier of the date of receipt of the refundable tax credits receivable and the maturity dates of March 31, 2023 for the 2021 financed refundable tax credits, in the amount of $4,670,000 and March 31, 2024 for the 2022 financed refundable tax credits, in the amount of $3,926,490.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2021 and 2020	| 15

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
7. LONG-TERM DEBT (CONT'D)
(c) On September 28, 2021, the Group entered into a subordinated unsecured loan, with Investissement Québec, in the amount of $10,000,000, bearing interest ranging between 6.00% and 7.25%, determined and payable quarterly, based on threshold limits for certain financial ratios, and maturing on October 1, 2025. Under the terms of the loan, the Group is required to maintain certain financial covenants which are measured on a quarterly basis.
On January 28, 2022, the subordinated unsecured loan was amended and increased to $20,000,000, bearing interest ranging between 7.10% and 8.35%, on the additional $10,000,000, determined and payable quarterly, based on threshold limits for certain financial ratios. An amount of $7,500,000 was drawn on the loan availability subsequent to period-end (note 15) with the remaining $2,500,000 available based on certain conditions.
(a)(c) The Group was in compliance with all of its financial covenants as at December 31, 2021.
(d) As a result of the COVID-19 pandemic, on May 5, 2020, five U.S. subsidiaries of the Group received funding under the Paycheck Protection Program ("PPP") of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") administered by the U.S. Small Business Administration ("SBA") and entered into unsecured promissory notes (the "Notes") in the aggregate principal amount of US$6,300,000 ($7,932,000). The Notes have a term of five years at an interest rate of 1.00% per annum, with a deferral of payments until the date on which the applicable forgiveness is decisioned, with respect to any portion of the Notes which may not be forgiven.
Under the terms of the CARES Act, PPP loan recipients can apply for forgiveness for all or a portion of loans granted under the PPP, which the Group applied for between November 17, 2020 and January 5, 2021. The Group accounts for the forgiveness as government assistance with a corresponding reduction in the cost of the related item (note 11). Such forgiveness is to be determined, subject to limitations and ongoing rule making by the SBA, based on the necessity of the loan at the time of application and the timely use of loan proceeds for payroll costs, including payments required to continue group health care benefits, and certain rent, utility, and mortgage interest costs and the maintenance of employee and compensation levels. The PPP loans, even after notice of forgiveness by the SBA, are subject to subsequent audit by the SBA, for a period of six years after receiving such notice.
During the three and nine months ended December 31, 2021, the Group recognized an aggregate amount of nil and $5,868,000 (US$4,800,000), respectively, and $608,728 (US$475,000) for the three and nine months ended December 31, 2020, as government assistance for the PPP loans. During the three months ended December 31, 2021, the Group has received confirmation of full loan forgiveness decisions by the SBA on the last remaining PPP loan in the amount of $2,879,000 (US$2,275,000). The Group has now received full loan forgiveness decisions for all five PPP loans obtained in May 2020.
(e) The CARES Act allows employers to defer the payments of the employer share of social security taxes during the period beginning on March 27, 2020 and ending on the earlier of December 31, 2020 or the date the Company receives a decision from the lender that the PPP loan is forgiven. The payment of the deferred social security taxes was paid fifty percent on December 31, 2021, with the remaining amount due on December 31, 2022.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2021 and 2020	| 16

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
8. SHARE CAPITAL

	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
Beginning balance as at April 1, 2021	51,373,822	193,552	7,321,616	3,985
Shares issued pursuant to vesting of share-based compensation granted on business acquisitions	534,132	1,849	—	—
Business acquisition of R3D (note 3)	25,182,676	80,585	—	—
Shares repurchased for cancellation	(230,600)	(761)	—	—
Exercise of stock options	1,500	6	—	—
As at December 31, 2021	76,861,530	275,231	7,321,616	3,985

During the nine months ended December 31, 2021, the following transactions occurred:
•As part of the R3D Acquisition, 25,182,676 Subordinate Voting Shares, with a total value of $80,585,000, were issued in consideration of the acquisition.
•The repurchase and cancellation of 230,600 Subordinate Voting Shares under the Company's share repurchase plan for a total cash consideration of $767,000 with the excess of the purchase price over the carrying value in the amount of $6,000 charged to retained earnings.
•As part of the Matricis Acquisition, 157,882 Subordinate Voting Shares, with a total value of $600,000, reclassified from contributed surplus, were issued as settlement of the second anniversary share consideration rights.
•As part of the Travercent Acquisition, 376,250 Subordinate Voting Shares, with a total value of US$975,000 ($1,248,516), reclassified from contributed surplus, were issued as settlement of the second anniversary share consideration rights.
•1,500 stock options were exercised and 1,500 Subordinate Voting Shares were issued with an approximate value of $6,000, for cash consideration of $4,000, with $2,000 reclassified from contributed surplus.
During the nine months ended December 31, 2020, the following transactions occurred:
•As part of the Matricis Acquisition, 157,882 Subordinate Voting Shares, with a total value of $600,000, reclassified from contributed surplus, were issued as settlement of the first anniversary share consideration rights.
•As part of the Travercent Acquisition, the Company elected not to convert the first anniversary share consideration rights into Subordinate Voting Shares but rather to settle for total cash consideration of US$975,000 ($1,276,175). This resulted in a repurchase of a vested equity instrument, which has been recorded as a reduction of retained earnings and contributed surplus in the amounts of $72,237 and $1,203,938, respectively. The Company continues to account for the December 13, 2021 and 2022 anniversary share consideration rights as an equity instrument.
•7,718 DSUs were settled and 7,718 Subordinate Voting Shares were issued with an approximate value of $32,000, reclassified from contributed surplus.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2021 and 2020	| 17

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
8. SHARE CAPITAL (CONT'D)
Share repurchase plan
On September 14, 2021, the Company’s Board of Directors authorized and subsequently the TSX approved the implementation of a Normal Course Issuer Bid (“NCIB”). Under the NCIB, the Company is allowed to purchase for cancellation up to 5,462,572 Subordinate Voting Shares, representing 10% of the Company’s public float as of the close of markets on September 8, 2021.
Purchases under the NCIB commenced on September 20, 2021 and will end on the earlier of September 19, 2022 and the date on which the Company will have acquired the maximum number of Subordinate Voting Shares allowable under the NCIB or otherwise has decided not to make any further purchases. All purchases of Subordinate Voting Shares will be made by means of open market transactions at their market price at the time of acquisition. Concurrently, the Company entered into an automatic share repurchase plan (“ASRP”) with a designated broker in connection with its NCIB. The ASRP allows for the designated broker, to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.
Stock options
The following table presents information concerning stock option activity for the period:

	Number of stock options	Weighted average exercise price
		$
Beginning balance as at April 1, 2021	3,525,181	3.37
Granted	1,073,302	3.23
Forfeited	(174,292)	3.59
Expired	(47,672)	5.92
Exercised	(1,500)	2.96
Ending balance as at December 31, 2021	4,375,019	3.26
Exercisable at period end	1,800,617	3.38

Included in the 1,800,617 of stock options exercisable as at December 31, 2021, 810,528 stock options are exercisable to purchase Class B multiple voting shares ("Multiple Voting Shares").
On June 14, 2021, Alithya issued 774,202 and 299,100 stock options, to purchase a total of 1,073,302 Subordinate Voting Shares, at a grant price of $3.23 and US$2.66, respectively.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2021 and 2020	| 18

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
8. SHARE CAPITAL (CONT'D)
The number of Alithya stock options granted to employees during the nine months ended December 31, 2021 and 2020, the assumptions used to determine share-based compensation expense, using the Black-Scholes stock option pricing model, and the related compensation expense recorded, were as follows:

Period ended	December 31,
	2021	2020
Compensation expense related to the options granted	$236	$106
Number of stock options granted	1,073,302	755,000
Weighted average fair value of options granted	$1.20	$0.81
Aggregate fair value of options granted	$1,290	$609
Weighted average assumptions
Share price	$3.23	$2.26
Exercise price	$3.23	$2.26
Risk-free interest rate	1.25%	0.46%
Expected volatility*	34.7%	35.0%
Dividend yield	—	—
Expected option life (years)	6.6	6.6
Vesting conditions – time (years)	3.2	3.2

* Determined on the basis of observed volatility in publicly traded companies operating in similar industries.
DSUs
The following table presents information concerning DSU activity for the period:

	Number of DSU	Weighted average grant date fair value
		$
Beginning balance as at April 1, 2021	330,246	2.97
Granted	130,720	3.38
Ending balance as at December 31, 2021	460,966	3.08

On June 30, 2021, 46,310 fully vested DSUs, in aggregate, were granted to non-employee directors of the Company at a fair value of $3.39, per DSU, for an aggregate fair value of $157,000. The amounts have been recorded in share-based compensation expense.
On September 30, 2021, 43,798 fully vested DSUs, in aggregate, were granted to non-employee directors of the Company at a fair value of $3.48, per DSU, for an aggregate fair value of $152,000. The amounts have been recorded in share-based compensation expense.
On December 31, 2021, 40,612 fully vested DSUs, in aggregate, were granted to non-employee directors of the Company at a fair value of $3.25, per DSU, for an aggregate fair value of $132,000. The amounts have been recorded in share-based compensation expense.
RSUs
As at December 31, 2021, 181,498 fully vested RSUs, in aggregate, are outstanding with a grant date fair value of $2.26.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2021 and 2020	| 19

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
8. SHARE CAPITAL (CONT'D)
PSUs
On June 14, 2021, the Board approved the issuance of 332,263 PSUs, in aggregate, vesting three years from the date of grant.
On July 1, 2021, 332,263 PSUs, in aggregate, were granted to employees of the Company at a grant date fair value of $3.24, per PSU, for an aggregate fair value of $1,076,532. Share-based compensation expense for the three and nine months ended December 31, 2021 amounted to $91,000 and $182,000.
Share-based compensation

	For the three months ended December 31,		For the nine months ended December 31,
	2021	2020	2021	2020
	$	$	$	$
Stock option plan	236	166	634	533
Share purchase plan – employer contribution	298	144	825	429
Share-based compensation granted on business acquisitions	382	1,005	1,343	3,475
Deferred share units	132	134	441	408
Restricted share units	—	101	92	213
Performance share units	91	—	182	—
	1,139	1,550	3,517	5,058

9. RELATED PARTIES
Operating transactions with key management personnel
In the normal course of operations, the Company incurred the following transactions with an entity controlled by a director. The transactions have been recorded at the contractual amount of the consideration established, which represents market rates, as agreed by the related parties.

	For the three months ended December 31,		For the nine months ended December 31,
	2021	2020	2021	2020
	$	$	$	$
Revenues*	4,922	—	16,322	—

* Under a ten-year commercial agreement, ending in April 2031, an entity controlled by a director has committed to minimum annual gross margin, resulting from the procurement of consulting services, with annual surpluses and/or deficiencies thereof eligible to certain carryover provisions. Should the minimum contracted amounts not be met, the entity will make compensating payments based on a formula as defined in the commercial agreement. The commercial agreement may be extended to April 2034, however the minimum annual gross margin requirements will not be applicable to the extension period.

As at	December 31,	March 31,
	2021	2020
	$	$
Trade accounts receivable	10,282	—

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2021 and 2020	| 20

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
10. EARNINGS PER SHARE

	For the three months ended December 31,		For the nine months ended December 31,
	2021	2020	2021	2020
	$	$	$	$
Net loss	(3,486)	(4,793)	(8,295)	(14,813)

Weighted average number of common shares outstanding	83,940,403	58,237,401	83,898,760	58,132,638
Basic and diluted loss per share	(0.04)	(0.08)	(0.10)	(0.25)

The potentially dilutive outstanding equity instruments mentioned in Note 8 were not included in the calculation of diluted earnings per share since the Company incurred losses and the inclusion of these equity instruments would have an antidilutive effect.
11. ADDITIONAL INFORMATION ON OPERATING LOSS
The following table provides additional information on the consolidated loss:

	For the three months ended December 31,		For the nine months ended December 31,
	2021	2020	2021	2020
	$	$	$	$
Employee compensation and subcontractor costs (a)(b)	102,930	66,678	294,304	199,138
Government assistance
- tax credits (c)	(2,990)	(1,618)	(7,632)	(4,865)
- grants and loan forgiveness (d)	(55)	(1,148)	(6,178)	(3,729)
Selling expenses (e)	13,690	11,237	38,664	34,875
General and administrative expenses (e)	11,312	9,184	33,970	25,108
Depreciation of property and equipment	621	445	1,891	1,283
Depreciation of right-of-use assets	779	455	2,309	1,426

(a) Included in cost of sales and selling, general and administrative expenses.
(b) Net of grants and loan forgiveness.
(c) Included in cost of sales.
(d) For the three months ended December 31, 2021, $55,000 was included in cost of sales (2020 - $1,021,000 and $127,000 were included in cost of sales and selling, general and administrative expenses, respectively). For the nine months ended December 31, 2021, $4,854,000 and $1,324,000 (2020 - $3,339,000 and $391,000) were included in cost of sales and selling, general and administrative expenses, respectively.
(e) Including related employee compensation costs.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2021 and 2020	| 21

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
12. NET FINANCIAL EXPENSES
The following table summarizes net financial expenses:

	For the three months ended December 31,		For the nine months ended December 31,
	2021	2020	2021	2020
	$	$	$	$
Interest on long-term debt	651	307	1,661	864
Interest and financing charges	93	141	274	329
Interest on lease liabilities	167	156	517	445
Amortization of finance costs	82	63	211	179
Interest accretion on balances of purchase payable	216	208	635	627
Interest income	(6)	(5)	(71)	(19)
	1,203	870	3,227	2,425

13. SUPPLEMENTARY CASH FLOW INFORMATION
Net change in non-cash working capital items is as follows:

	For the three months ended December 31,		For the nine months ended December 31,
	2021	2020	2021	2020
	$	$	$	$
Accounts receivable and other receivables	(4,222)	2,379	(13,758)	6,684
Income taxes receivable	(9)	(100)	667	910
Unbilled revenues	6,376	(738)	3,176	(4,214)
Tax credits receivable	(3,086)	(1,287)	(2,609)	893
Prepaids	(184)	(2,431)	1,287	(1,906)
Accounts payable and accrued liabilities	5,636	1,573	7,881	(2,158)
Income taxes payable	152	—	181	—
Deferred revenues	3,179	1,780	4,608	2,731
	7,842	1,176	1,433	2,940

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2021 and 2020	| 22

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
14. SEGMENT AND GEOGRAPHICAL INFORMATION
The Company has examined its activities and has determined, based on information received on a regular basis by the decision-makers, that it has a single reportable segment.
Revenues by geographic location
The following table presents total external revenues by geographic location:

	For the three months ended December 31,				For the nine months ended December 31,
	2021		2020		2021		2020
	$	%	$	%	$	%	$	%
Canada	72,136	65.8	40,029	56.7	206,457	65.0	117,335	56.0
U.S.	33,732	30.7	27,598	39.1	100,870	31.7	84,953	40.5
International	3,845	3.5	2,979	4.2	10,584	3.3	7,384	3.5
	109,713	100.0	70,606	100.0	317,911	100.0	209,672	100.0

Long-lived assets by geographic location
The following table presents the total net book value of the Group’s long-lived assets by geographic location:

As at	December 31,		March 31,
	2021		2021
	$	%	$	%
Canada	154,698	71.5	62,172	48.2
U.S.	60,286	27.9	65,784	51.0
International	1,205	0.6	1,107	0.8
	216,189	100.0	129,063	100.0

Major customer
Contracts with one major customer accounted for $16,401,000 and 14.9% of revenues for the three months ended December 31, 2021 ($7,522,000 and 10.7% for the three months ended December 31, 2020) and $46,934,000 and 14.8% of revenues for the nine months ended December 31, 2021 ($20,147,000 and 9.6% for the nine months ended December 31, 2020). As at December 31, 2021, accounts receivable and other receivables from two major customers amounted to $26,584,000 or 28.5% of total accounts receivable and other receivables (March 31, 2021 - one major customer amounted to $11,011,000 or 15.9%).
15. SUBSEQUENT EVENTS
On January 31, 2022, Alithya acquired 100% of the issued and outstanding membership interest of Vitalyst, LLC (“Vitalyst”) ("Vitalyst Acquisition"), a US-based learning, employee experience and transformative change enablement business.
The Vitalyst Acquisiton was completed for total consideration of US$50,200,000 ($64,000,000), including the assumption of the estimated IFRS 16 lease liabilities of US$3,200,000 ($4,070,000), with US$46,000,000 ($58,500,000) paid in cash, subject to working capital and other adjustments, plus a potential earnout of up to US$1,000,000 ($1,270,000) payable before May 31, 2023. The purchase price and related transaction costs were funded through a combination of a private placement of 6,514,658 Subordinate Voting Shares to a company controlled by a director and 1,628,664 Subordinate Voting Shares to Investissement Québec, in both cases at an issue market price of $3.07 per share, for aggregate gross proceeds of $25,000,000, a $7,500,000 draw on the subordinate unsecured loan (note 7) and availability under the Company's amended Credit Facility (note 7).

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